FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated July 6, 2004 *

99.2 Press Release dated August 27, 2004 *

99.3 Press Release dated September 2, 2004 *

99.4 Shareholder Notice and Proxy Statement, sent to Zindart's shareholders on or about August 31, 2004 in connection with the Annual General Meeting of Shareholders to be held on September 30, 2004 *

Signatures *

99.1 Press Release dated July 6, 2004

Zindart Manufacturing Plant Utilization Up Substantially Over Last Year

HONG KONG--July 6, 2004-- Zindart Limited (Nasdaq:ZNDT - News) today announced that production for first quarter, fiscal 2005, was up substantially at its Zindart Manufacturing subsidiary over the previous year, due to stronger orders from current customers, several new customers and a move into new product categories.

Plant utilization at Zindart Manufacturing for the first quarter, fiscal 2005, ending June 30, 2004 was 100% against 76.9% for the same period a year ago.

Additionally, Luen Tat, Zindart's mold and tool company, operated at 90% capacity during first quarter, fiscal 2005, versus 70% for the same period a year ago.

Located in Dongguan, China, Zindart Manufacturing provides product design, tooling and turnkey manufacturing for companies that sell intricate molded or die-cast consumer products at retail and require a supplier capable of providing rapid, high-volume production and delivery.

In addition to an increase in orders from long time customers, Zindart recently added orders from several new die-cast companies including Jada Toys and Funline Muscle Machines, a supplier of both traditional die-cast collectible cars recently acquired by ActionPerformance, Inc. Funline gave Zindart the opportunity to diversify into radio-controlled products.

"While it is not prudent to forecast continuing optimal production levels, we are confident that, due to orders already placed and lead time planning, Q2 plant utilization at Zindart Manufacturing will also be an improvement over last year," Peter Gardiner, chairman, Zindart, said.

About Zindart

Zindart is a global manufacturer, supplying a wider range of molded plastic and die-cast products, both under its own brands and for large consumer products companies.

Zindart's two operating divisions include Corgi Classics Limited and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Zindart Manufacturing provides both product design and quality turnkey manufacturing for many well-known multi-national companies offering branded products and collectibles to the consumer.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.2 Press Release dated August 27, 2004

Zindart Chairman Peter Gardiner to Retire Sept. 30, 2004

HONG KONG--Aug. 27, 2004--Zindart Limited (Nasdaq:ZNDT - News) today announced that Peter Gardiner, Chairman, will retire from the multinational company on Sept. 30, 2004, after four years of service.

Although he is giving up his board position, Gardiner, 68, will remain a consultant to the company until March 31, 2005.

"Zindart has derived much benefit from Peter's leadership," said Robert Theleen, Vice Chairman, Zindart. "He has created a marketing focus for the company, restructured our manufacturing operations and eliminated our long term debt, which has significantly strengthened the balance sheet. We appreciate his many contributions to the company."

Gardiner assumed his executive position in November 2000, after a short period as a non-executive director. During his tenure, he restructured Zindart into three operating divisions, reduced overhead and named new chief executives for Zindart Manufacturing, a turnkey manufacturing unit that provides design and high volume manufacture of plastic and die-cast products for multi-national companies, and Hua Yang Printing Holdings Company, a supplier of high-quality pop-up books and specialty packaging. Corgi Classics, a high quality line of die-cast replica items sold through retail channels in the United Kingdom and in the United States, was also reorganized and an experienced team of senior toy industry executives was installed in both the U.K. and the U.S. Hua Yang was sold earlier this year.

"I wish to thank Zindart's employees, management and board of directors for their support. Without their cooperation, the financial and operational improvements achieved during my tenure as chairman would not have been possible," Gardiner said.

Before coming out of retirement to run Zindart Limited, Gardiner held a major equity stake in Veriflo Corporation, Richmond, Calif., now a division of Parker Hannifin Corporation, where he served as Chairman and CEO. Gardiner also previously was President and CEO of Dalgety, Inc., the U.S. subsidiary of Dalgety, plc, a U.K.-based multinational public agribusiness conglomerate.

Gardiner is a former chairman of the British-American Business Council, an active member of the World Presidents Organization (WPO) and a former U.S. delegate to the Trans Atlantic Business Dialogue. In 1996 Gardiner was awarded the Order of the British Empire (OBE) by Her Majesty the Queen, Elizabeth II of Great Britain.

About Zindart

Zindart companies supply a wide range of plastic and die-cast products, both under its own brands and for large consumer products companies. The company's operating divisions currently include Corgi Classics Limited and Zindart Manufacturing.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding potential transactions involving Zindart's Corgi Classics subsidiary. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.3 Press Release dated September 2, 2004

Zindart Year End Results Show Revenue, Balance Sheet Improvement

HONG KONG--Sept. 2, 2004--Zindart Limited (Nasdaq:ZNDT - News) today announced that revenues for the fiscal year ended March 31, 2004 were $95.8 million, compared to $83.4 million for the previous year ended March 31, 2003, representing growth of 15 percent.

The increase in revenues was primarily attributable to the Zindart manufacturing division, where sales grew 36 percent over the previous year. Zindart manufacturing revenues were $46.2 million for fiscal year 2004 and $33.9 for fiscal year 2003. The company's other operating division, Corgi Classics, had revenues of $49.6 million in fiscal year 2004 versus $49.5 million in fiscal year 2003. Top management has been replaced in the Corgi division, non-essential operating costs have been cut and heavier marketing and sales personnel have been recruited in both the U.S. and UK, the company said.

The company's Hua Yang division, which was sold in the first quarter of fiscal year 2005, had revenues of $34.3 million in fiscal year 2004 and $37.5 million in fiscal year 2003, a decrease of 8.5 percent.

The decision to dispose of the company's Hua Yang printing division was made prior to year-end. Revenues from this division are therefore presented as discontinued operations in the company's fiscal year 2004 financial statements. The positive impact of this sale will be evident on the balance sheet in Q1 of fiscal year 2005, management said.

Zindart will be increasing the flow of information to investors, Gardiner said.

"Although the company is a 'foreign private issuer' and thus is not required to provide quarterly results, we have decided to address the request of our shareholders for more frequent financial information and increased transparency," Gardiner said. "We intend to issue quarterly press releases containing profit and loss statements and balance sheets for Q1, fiscal year 2005, and profit and loss statements for quarters ending thereafter. We expect the Q1 quarterly statement for fiscal year 2005 will be issued by October 7, with a Q2 quarterly statement available two months later."

The net loss from continuing operations in fiscal year 2004 for Zindart was $3.4 million, or $0.38 per basic share, compared to a profit of $1.5 million, or $0.17 per basic share, in fiscal year 2003. The net loss from discontinued operations in fiscal year 2004 was $1.9 million, or $0.22 per basic share, against a profit of $1.1 million, or $0.12 per basic share, in fiscal year 2003.

Since Gardiner's arrival four years ago, the company has been restructured into three divisions, each with its own CEO. During this time, overhead expenses were reduced in all divisions and sophisticated planning processes implemented. A year ago, Zindart announced the company had fully paid off its corporate-level long-term debt. In May of this year, Zindart announced the company had increased its banking facilities to $50 million.

"Revenues are strengthening and we're seeing positive change on the top line," Gardiner said. "Clearly, the company is moving forward. Our problems are healing."

The company's gross profit for fiscal year 2004 included $21.3 million in the Corgi division, and $9.2 million in the manufacturing division, which represents growth in that division of 15 percent over the prior year. Zindart Manufacturing secured increased orders from established clients, added several new die-cast customers, started producing radio-controlled cars and diversified into a line of home improvement products for the do-it-yourself market.

The percentage of Corgi production manufactured by Zindart Manufacturing has risen from two percent to 60 percent with further increases planned. As a result of this and other new orders, Zindart Manufacturing has been operating at 100 percent capacity since April 2004, up from 55 percent in early 2003.

Zindart's Corgi division is now headed by George Volanakis, a toy industry veteran installed in February 2004. Volanakis immediately made changes in his management team worldwide and shored up the company's sales and marketing operations.

"Volanakis has already strengthened marketing efforts considerably in the UK, where sales have been lagging in the company's core collectible business, and Corgi has made some progress in building a collector business in the U.S.," Gardiner said. "We secured our first ever license with Warner Bros. for a line of Batmobiles inspired by DC Comics' Batman(TM) Comic Book series, for the toy and collectibles markets. We've also introduced several popular priced lines that are allowing us to penetrate the mass market channel and to appeal to girls as well as boys."

Corgi also recently set up a direct-to-consumer marketing program with the National Motor Museum Mint (NMMM). Corgi pays nothing for the service. NMMM advertises the product and returns a royalty on sales.

Selling expenses for the Zindart group were lower than normal during the year ended March 31, 2003 due to a shift of some direct marketing advertising expenses to prior periods, as previously announced in connection with the company's 2003 year-end audit. This caused selling expenses for the year ended March 31, 2004 to appear to have increased significantly, Gardiner said.

General and administrative expenses for the year ended March 31, 2004 included a payment made in settlement of a lawsuit that was $350,000 higher than considered likely at March 31, 2003. An expansion of the Corgi operation in the U.S. and termination costs related to the management reorganization at Corgi headquarters in the UK contributed to the year-over-year growth of general and administrative expenses.

"Our personnel issues have been addressed. Receivables in both divisions are being managed very tightly," Gardiner said. "In plain language, virtually all the deadwood is gone and we have stronger cost controls and collection policies in place."

Interest expenses for the year ended March 31, 2004 decreased considerably compared to the prior year as the company had liquidated the remainder of the corporate level term debt in September 2003.

Subsequent to the end of fiscal year 2004 the company sold its Hua Yang printing division for $14 million in cash and assumption of $10 million in liabilities. The sale of Hua Yang effectively converted the paper division's entire net assets, which included $9.5 million of intangibles items, into cash. This had a positive impact on the Q1 fiscal year 2005 balance sheet, including a significant improvement in the company's net tangible assets, Gardiner said.

"Clearly our ability to effect the sale of Hua Yang, and to turn this asset into cash, was a great accomplishment. It will have a very favorable impact on the company's balance sheet, a fact that will be apparent when the company reports results for first quarter fiscal year 2005," Gardiner said.

Various key indicators suggest the company is growing stronger, Gardiner said.

"It is my belief that the company is on its way back to health, that the strategic direction we started implementing three years ago is correct, and that Zindart Limited is once again becoming a growth company," Gardiner said.

Zindart's 20-F (2004 Annual Report) is available at http://www.sec.gov/Archives/edgar/data/1028637/000095013404012780/0000 950134-04-012780-index.htm.

About Zindart

Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold primarily through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

    Shareholder Notice and Proxy Statement, sent to Zindart's shareholders on or about August 31, 2004 in connection with the Annual General Meeting of Shareholders to be held on September 30, 2004

ZINDART LIMITED
Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories,
Hong Kong S.A.R., China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2004

To the Shareholders of Zindart Limited:

You are cordially invited to the Annual General Meeting of Shareholders of Zindart Limited, a Hong Kong corporation (the "Company"), to be held on September 30, 2004, at 9:00 a.m. local time at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California, United States of America for the following purposes:

  To adopt the audited financial statements and the reports of the directors and auditors of the Company for the fiscal year ended March 31, 2004.

  To re-elect six directors to serve for the ensuing year and until their successors are elected.

  To authorize the Board of Directors (the "Board") to issue all or part of the authorized but unissued shares of the Company, in such manner and to such persons as they shall in their absolute discretion deem fit, such authorization to lapse at the Company's next annual general meeting.

  To re-appoint KPMG as independent auditors of the Company for the fiscal year ending March 31, 2005.

  To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board has fixed the close of business on August 24, 2004 as the record date for the determination of shareholders entitled to notice of this Annual General Meeting.

By Order of the Board,

/s/ PETER A.J. GARDINER
Peter A.J. Gardiner
Executive Chairman of the Board

Tai Po, New Territories, Hong Kong
August 31, 2004

All shareholders are cordially invited to attend the meeting in person. Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his or her behalf; a proxy holder need not be a shareholder of the Company. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A postage-prepaid return envelope is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name. Holders of American Depositary Shares are not entitled to vote; instead, such holders are encouraged to provide direction to the Company's Depositary, the Bank of New York, as to the voting of the Ordinary Shares represented by such holder's American Depositary Shares. If this proxy statement is being provided to you by the Depositary, an instruction card is enclosed for that purpose. Whether or not you expect to attend the meeting, please complete, date, sign and return such instruction card as promptly as possible to ensure your representation at the meeting.

ZINDART LIMITED
Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories,
Hong Kong S.A.R., China

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 30, 2004

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Zindart Limited, a company incorporated with limited liability under the laws of Hong Kong (the "Company"), for use at the Annual General Meeting of Shareholders to be held on September 30, 2004, at 9:00 a.m., local time (the "Annual General Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Annual General Meeting. The Annual General Meeting will be held at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California, United States of America. The Company intends to mail this proxy statement and accompanying proxy card on or about August 31, 2004 to all holders of ordinary shares ("Shares") of the Company ("Shareholders") entitled to vote at the Annual General Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to Shareholders and holders of American Depositary Shares ("ADSs"). Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Shares and ADSs for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, electronic mail, facsimile transmission or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Notice, Voting Securities and Voting Procedures

Only holders of record of Shares (including those represented by ADSs) at the close of business on August 24, 2004 will be entitled to notice of the Annual General Meeting. At the close of business on August 24, 2004, the Company had outstanding and entitled to vote 9,527,020 Shares, of which 9,527,019 were represented by ADSs.

Each holder of record of Shares on such date will be entitled to one vote for each Share held on all matters to be voted upon at the Annual General Meeting. The Bank of New York, as depositary of the ADSs (the "Depositary"), has advised the Company that it intends to mail to all owners of the ADSs this proxy statement and the accompanying notice of Annual General Meeting. Upon the written request of an owner of record of ADSs, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs evidenced by the American Depositary Receipts (the "ADRs") related thereto in accordance with the instructions set forth in such request. The Depositary has advised the Company that it will not vote or attempt to exercise the right to vote that attaches to the Shares other than in accordance with such instructions. As the holder of record for all of the Shares represented by ADSs, only the Depositary may vote such Shares at the Annual General Meeting.

When proxies are properly dated, executed and returned, the Shares they represent will be voted at the Annual General Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the Shares will be voted FOR proposals 1, 2 and 3 and in the proxy holder's discretion as to other matters that may properly come before the Annual General Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, broker non-votes and depositary non-votes. Abstentions will be counted towards a quorum but will not be counted for any purpose in determining whether a matter is approved. Depositary non-votes will not be counted towards a quorum or for any purpose in determining whether a matter is approved.

Revocability of Proxy

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Chief Financial Officer of the Company at the Company's principal executive office (Zindart Limited, Flat D, 25/F., Block 1, Tai Ping Industrial Centre, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong S.A.R., China) a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Shareholder Proposals

The Hong Kong Companies Ordinance (the "Companies Ordinance") provides that Shareholders who hold at least 5% of the total number of outstanding Shares, or a group of at least 100 Shareholders who hold Shares on which there has been paid an average of at least HK$2,000 per Shareholder, may submit a proposal to be presented at the Company's 2005 annual general meeting. Such proposals must be deposited at the Company's registered office at least six weeks prior to the Company's 2005 annual general meeting, which the Company anticipates will take place in September 2005. If a proposal has been submitted and the Company's 2005 annual general meeting is thereafter called for a date six weeks or more after the date of submission, then such proposal will be deemed to have been timely submitted.

PROPOSAL 1

ADOPTION OF AUDITED FINANCIAL STATEMENTS

The Board recommends that the audited financial statements for the year ended March 31, 2004, which are included in the annual report sent to the Shareholders concurrently with this proxy statement, be adopted. The financial statements for the year ended March 31, 2004 were audited by KPMG and were reviewed and approved by the Board prior to the Annual General Meeting.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 1.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 1.

PROPOSAL 2

ELECTION OF DIRECTORS

There are six nominees for positions on the Company's Board. Each director to be elected will hold office until the next annual general meeting and until such director's successor is elected and has qualified, or until such director's earlier death, resignation or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such Shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

Directors will be elected by a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF ALL OF THE LISTED NOMINEES.

Nominees

The Company's Articles of Association authorize a range of two to eleven directors. Proxies cannot be voted for a greater number of persons than the number of nominees named. The names of the nominees and their ages as of March 31, 2004 are as follows:

Name	Age
Robert A. Theleen (2)	58
Leo Paul Koulos (2) (3)	70
Takaaki Ohya (1) (3)	66
Gordon L.M. Seow	71
Victor Yang (1) (2) (3)	58
David Yu (1)	56

____________________

  Member of the Audit Committee

  Member of the Compensation Committee

  Member of the Nominating and Governance Committee

  Robert A. Theleen joined the Board in January 1997, currently serves as Vice-Chairman and served as Chairman from January 1997 to September 2000. Mr. Theleen is the founder and Chairman of ChinaVest, a venture capital firm. Mr. Theleen is also a director of several ChinaVest portfolio companies. Mr. Theleen is a founding member of the executive committee of the Hong Kong-Taipei Business Cooperation Committee of the Hong Kong General Chamber of Commerce. Mr. Theleen received a Bachelor's degree in International Relations from Duquesne University and a Master of Business Administration from the American School of International Management.

  Leo Paul Koulos joined the Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers' cents-off coupons and, served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc., of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V. Mr. Koulos is currently Chairman of International Data, LLC, its successor company. Mr. Koulos received a Bachelor's degree from the University of San Francisco.

  Takaaki Ohya joined the Board in January 2003. Mr. Ohya served as Deputy Chairman and Deputy Chief Manager from 1984 to 2002 of Chekiang First Bank, Ltd., Hong Kong. Mr. Ohya had served in various other senior banking posts at the Dai-Ichi Kangyo Bank, Ltd., Japan (now MIZUHO FINANCIAL GROUP) 1963 and 1984. Mr. Ohya is Founder and Chairman of Asia Pacific Precious Metals Limited. Mr. Ohya received a Bachelor's degree in Economics from Kyushu University.

  Gordon L.M. Seow joined the Board in March 1998. Mr. Seow is a director of two companies in Singapore, Hotel Properties Limited and Pacific Century Regional Developments Limited. Mr. Seow is a member of the advisory board of ChinaVest IV-B, one of ChinaVest's venture capital funds. Mr. Seow was a director of Shell Eastern Petroleum (Pte) Limited, Singapore and retired from the company in 1987 after 30 years of service. He then joined the Singapore Ministry of Foreign Affairs in 1988 and served as Singapore's Commissioner to Hong Kong from 1988 to 1994 and subsequently retired. Mr. Seow received a Barrister-At-Law degree from Lincoln's Inn London.

  Victor Yang joined the Board in March 1998. Mr. Yang is a founding partner of and has practiced for over 20 years with the Canadian law firm Boughton Peterson Yang Anderson, Solicitors and manages the firm's Hong Kong office. Mr. Yang has served as directors of various publicly listed companies in Canada, Singapore and Hong Kong. Mr. Yang is also a member of the law societies of British Columbia, Canada, Hong Kong and the United Kingdom. Mr. Yang received a Bachelor's degree in Business and an L.L.B. in Law from the University of British Columbia.

  David Yu joined the Board in March, 2004. Mr. Yu is a Fellow of The Institute of Chartered Accountants in England and Wales, an Associate Member of the Hong Kong Society of Accountants and a Fellow of the Hong Kong Institute of Directors. Mr. Yu was a partner at an international accounting firm with extensive experience in corporate finance. Mr. Yu is a founder and director of Management Capital Limited, which specializes in direct investment and financial advisory activities. Mr. Yu currently serves as an independent non-executive director of various listed companies in Hong Kong. Mr. Yu received a Bachelor of Social Science from the Chinese University of Hong Kong.

  Board Meetings and Committees

  The business and affairs of the Company are managed under the direction of the Board. The Board monitors the overall performance of the Company and oversees strategic planning. The Board also monitors the Company's financial controls and reviews and ratifies the selection and compensation of senior executives. During the year ended March 31, 2004, the Board held six meetings. During the year ended March 31, 2004, each Board member attended 75% or more of the aggregate number of meetings of the Board that were held during the period for which he or she was a director. The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

  The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent auditors to be retained; oversees the independence of the independent auditors; evaluates the independent auditors' performance; reviews the Company's internal accounting procedures and reports to the Board with respect to other auditing and accounting matters, including the selection of the Company's independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of the Company's independent auditors. The Audit Committee is currently composed of three members: Mr. Yu, Mr. Ohya and Mr. Yang. Mr. Iain Gray served on the Audit Committee until October 17, 2003, when he resigned from the Board and the Audit Committee. On March 23, 2004, Mr. Yu was appointed to the Board and the Audit Committee. All members of the Audit Committee meet the independence and financial literacy requirements of the Nasdaq Stock Market ("Nasdaq") and Mr. Yu satisfies the applicable Nasdaq financial experience requirements. In addition, the Board has determined that David Yu qualifies as an "audit committee financial expert" (as defined in the instructions to Item 16A of Form 20-F). The Audit Committee met four times during the year ended March 31, 2004 and all directors who were members of the Audit Committee at the time of such meetings were present.

  The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members: Mr. Koulos, Mr. Theleen and Mr. Yang. The Compensation Committee met five times and acted by written consent one time during the year ended March 31, 2004 and all directors who were members of the Compensation Committee were present at all such meetings.

  The Nominating and Governance Committee oversees all aspects of the Company's corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and the Company's management. The Nominating and Governance Committee also selects or recommends to the Board for selection candidates to the Board and makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation. The Nominating and Governance Committee is composed of three members: Mr. Yang, Mr. Ohya and Mr. Koulos. All members were appointed to the Nominating and Governance Committee on March 12, 2004. The Nominating and Governance Committee met once during the year ended March 31, 2004 and Mr. Yang and Mr. Ohya were present.

  PROPOSAL 3

  AUTHORIZATION OF THE BOARD TO ISSUE ALL OR PART OF THE AUTHORIZED BUT UNISSUED SHARES OF THE COMPANY, IN SUCH MANNER AND TO SUCH PERSONS AS THEY SHALL IN THEIR ABSOLUTE DISCRETION DEEM FIT, SUCH AUTHORIZATION TO LAPSE AT THE COMPANY'S NEXT ANNUAL GENERAL MEETING.

  Unlike the laws of most states of the United States, the Companies Ordinance generally prohibits a corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders). However, the Companies Ordinance also provides that a corporation's board of directors may issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, if the shareholders give general authorization to the board of directors to do so. If such authorization is provided, the corporation can avoid calling an extraordinary general meeting each time it wishes to issue shares. Such general authorization automatically lapses at the corporation's next annual general meeting.

  Accordingly, you are requested in this Proposal 3 to authorize the Board to issue all or part of the authorized but unissued Shares, subject to Section 57B of the Companies Ordinance, in such manner and to such persons as the Board may in its absolute discretion deem fit.

  Although at present the Board has no plans to issue the authorized but unissued Shares, it recommends that the unissued Shares of the Company be available to the Board for issuance in its discretion in order to provide additional flexibility to use the Company's capital stock for business, investment and financial purposes in the future. If this Proposal 3 is approved, the unissued Shares may be issued, without further Shareholder approval, for any purpose recommended by the Board including, without limitation, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies and expanding the Company's business or product lines through the acquisition of other businesses or products.

  The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 3.

  THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

  PROPOSAL 4

  RE-APPOINTMENT OF INDEPENDENT AUDITORS

  The Board recommends that KPMG be re-appointed as the Company's independent auditors for the fiscal year ending March 31, 2005, subject to Shareholder ratification. KPMG has audited the Company's financial statements since the fiscal year ending March 31, 2003.

  The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 4.

  THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth beneficial ownership of the Company's outstanding Shares as of May 17, 2004 by: (1) each person known by the Company to own beneficially more than 5% of the outstanding Shares, (2) each member of the Board, (3) the directors and executive officers of the Company as a group.

  Information with respect to beneficial ownership is based upon information furnished by each director, executive officer or principal stockholder or contained in filings made with the Securities and Exchange Commission ("SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the Shareholders named in this table has sole voting and investment power with respect to the Shares indicated. Except as set forth below, the business address of each named individual is that of the Company.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding (%) (1)
ChinaVest Partners IV and associated entities (2)	2,087,252	22.6
Gruber & McBaine Capital Management LLC and associated entities (3)	1,258,760	13.6
Heartland Advisors, Inc. (4)	1,145,800	12.4
Peter A.J. Gardiner (5)	520,534	5.3
Robert A. Theleen (5)	23,481	*
Leo Paul Koulos (5)	80,481	*
Takaaki Ohya (5)	2,475	*
Gordon L.M. Seow (5)	74,481	*
Victor Yang (5)	30,000	*
All directors and executive officers as a group (18 persons) (5)(6)	919,817	9.2

  _______________

  Based on 9,239,218 shares outstanding on May 17, 2004.

  Based on a Schedule 13D filed on January 15, 2004, ChinaVest Partners IV, a Delaware limited partnership ("Partners") and ChinaVest IV, L.P., a Delaware limited partnership ("IV") have sole and shares voting power over 2,087,252 Shares, of which 1,755,104 Shares are registered in the name of IV, 247,868 Shares are registered to ChinaVest IV-A, L.P., a Delaware limited partnership ("IV-A") and 84,280 Shares are registered to ChinaVest IV-B, L.P., a Bermuda limited partnership ("IV-B"). Partners is the general partner of IV and IV-A, and ChinaVest Management Limited, a Bermuda corporation and affiliate of Partners is the general partner of IV-B. The address for Partners is c/o 19/F Dina House, 11 Duddell Street, Central, Hong Kong. The address for IV is c/o The Prentice Hall Corporation Systems, Inc., 32 Lookerman Square, Suite L-100, Dover, Delaware 19901.

  Based on the Schedule 13G filed on February 13, 2004, Gruber & McBaine Capital Management LLC ("GMCM"), Jon D. Gruber ("Gruber"), J. Patterson McBaine ("McBaine") and Eric B. Swergold ("Swergold") beneficially own and have shared voting power with respect to 1,258,760 Shares and Lagunitis Partners ("Lagunitis") beneficially owns and has shared voting power with respect to 545,800 Shares. Pursuant to the 13G, Gruber also has sole voting authority for an additional 205,140 Shares, and McBaine also has sole voting authority for an additional 157,950 Shares. GMCM is a registered investment advisor. Gruber and McBaine are managers, controlling persons and portfolio managers of GMCM. Lagunitis is an investment limited partnership of which GMCM is the general partner. The address for GMCM, Gruber, McBaine, Swergold and Lagunitis is 50 Osgood Place, Penthouse, San Francisco, California 94133.

  Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2004, filed on May 15, 2003 by Heartland Advisors, Inc. The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

  Includes 520,534, 19,481, 79,481, 2,475, 27,500 and 20,000 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to Messrs. Gardiner, Theleen, Koulos, Ohya, Seow and Yang, respectively.

  Includes 132,500 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to five officers not listed on the table. The percentage of shares outstanding is based on 9,239,218 shares outstanding on May 17, 2004, plus the ADSs issuable upon exercise of options held by directors and executive officers.

  COMPENSATION

  Compensation of Directors

  Compensation of Directors and Executive Officers

  For the year ended March 31, 2004, we paid an aggregate amount of compensation, including salary, bonus and other compensation, to our executive officers as a group equal to $4.0 million. This figure includes aggregate bonus payments of $569,963.

  Each non-employee director of the Company received a $30,000 fee for services as a board member for the year ended March 31, 2004. Directors could elect to receive some or all of this fee in shares of the Company's common stock valued at the then current market price. Each non-employee director of the Company also received a fee of $1,000 for attendance at each committee meeting. In addition, each committee chairman received a $5,000 fee for service as chairman for the year ended March 31, 2004. An aggregate of $179,037 was paid (in the form of cash) to the non-employee directors as a group for board and committee service during the year ended March 31, 2004.

  Directors who are employees of the Company do not receive any remuneration for service as members of the Board or its committees.

  See the table in the section below entitled "Share Ownership" for details regarding options granted to the Company's executive officers.

  Certain Employment Contracts

  The Company entered into an employment agreement with Ken Fowler on September 25, 2002. The employment agreement provides that Mr. Fowler will serve as the Chief Financial Officer of the Company. The employment agreement has no fixed term and is terminable by three months notice from Mr. Fowler or the Company.

  The Company entered into an employment agreement with C. Richard Tong on December 17, 2001. The employment agreement provides that Mr. Tong will serve as the President and Chief Executive Officer of Zindart Manufacturing. The employment agreement has no fixed term and is terminable by three months notice from Mr. Tong or the Company.

  Corgi Classics Limited, an indirect wholly-owned subsidiary of the Company, entered into an employment agreement with George Volanakis on February 15, 2004. The employment agreement provides that Mr. Volanakis will serve as the President and Chief Executive Officer of Corgi. The employment agreement will terminate on the second anniversary of the date thereof and is terminable by three months notice from Mr. Volanakis. Corgi Classics Limited may terminate Mr. Volanakis's employment with or without "cause" as defined in the employment.

  Indemnification of Directors and Officers

  Pursuant to its Articles of Association, the Company may indemnify any director, officer or auditor of the Company out of assets of the Company against any liability incurred by him in the performance of his duties or in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or which he is acquitted. Provided, however, that no such indemnity shall apply in respect of liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

  Share Ownership

  The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees. The following table sets forth information concerning individual grants of stock options made during the year ended March 31, 2004 to the Company's executive officers. No directors received any stock options for serving on the Board during the year ended March 31, 2004.

Name	Number of Options Granted		Exercise Price (1)	Expiration Date (1)
Peter A.J. Gardiner	20,534	(2)	4.87	Jun 19, 2013
Yim To	15,000	(3)	6.82	Mar 12, 2014
Franki Lee	15,000	(4)	4.87	Jun 19, 2013
Daisy Lee	15,000	(4)	4.87	Jun 19, 2013
George Volanakis	100,000	(5)	5.50	Mar 29, 2014
James Cavanaugh	50,000	(6)	5.50	Mar 29, 2014
David O'Neill	40,000	(6)	5.50	Mar 29, 2014

  ____________________

  (1) All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.

  (2) The option vests over a four years period subsequent to the date of grant in accordance with the terms of the original Notice of Stock Option Grant, which was accelerated in full on March 11, 2004.

  (3) The option vests with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, March 12, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through March 12, 2008.

  (4) The options vest over a four-year period subsequent to the date of grant.

  (5) The option vests with 50% of the ADSs subject to the option vesting on the first anniversary date of grant, March 29, 2005, and the remaining 50% of the ADSs vesting on December 31, 2005.

  (6) The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, March 29, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through March 29, 2008.

  The following table sets forth, as of March 31, 2004, information concerning ADSs held by, and stock options granted to, the Company's directors and named executive officers.

	ADS/Share Ownership		Options Held
Name	Number	% of outstanding	Number	Exercise Price ($)	Expiration Date
Peter A.J. Gardiner	-	-	100,000 20,000 380,000 20,534	2.50 2.50 2.50 4.87	Oct 31, 2010 Oct 31, 2010 Oct 31, 2010 Jun 19, 2013
Robert A. Theleen	4,000	*	19,481	1.54	Sep 4, 2012
Leo Paul Koulos	1,000	*	10,000 10,000 10,000 19,481 30,000	6.75 6.75 6.875 1.54 3.03	May 15, 2007 Dec 15, 2008 Jan 21, 2010 Sep 4, 2012 Jan 20, 2013
Takaaki Ohya	-	-	2,475	3.03	Jan 20, 2013
Gordon L.M. Seow	46,981	*	10,000 7,500 10,000	6.75 6.75 6.875	May 15, 2007 Dec 15, 2008 Jan 21, 2010
Victor Yang	10,000	*	5,000 5,000 10,000	6.75 6.75 6.875	May 15, 2007 Dec 15, 2008 Jan 21, 2010
Ken Fowler	-	-	100,000	1.51	Sep 25, 2012
C. Richard Tong	50,000	*	50,000	1.80	Dec 17, 2011
K.H. Li	5,865	*	5,000 5,000 7,500	6.75 6.875 1.5625	Dec 15, 2008 Jan 21, 2010 Jan 11, 2011
Yim To	-	-	15,000	6.82	Mar 12, 2014
Franki Lee	-	-	15,000	4.87	Jun 19, 2013
Daisy Lee	-	-	15,000	4.87	Jun 19, 2013
George Volanakis	-	-	100,000	5.50	Mar 29, 2014
Colin Summerbell	-	-	20,000	1.5625	Jan 11, 2011
James Cavanaugh	-	-	50,000	5.50	Mar 29, 2014
David O'Neill	-	-	40,000	5.50	Mar 29, 2014

  _______________

  * Less than 1%

  REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION (1)

  The Company applies a consistent philosophy to compensation for all employees, including senior management. It is based on the premise that achievements of the Company result from the coordinated efforts of all individuals working toward common objectives focused on meeting customer and shareholder expectations.

  The goals of the Company's compensation program are to align compensation with business objectives and performance while enabling the Company to attract, retain and reward employees who contribute to the long-term success of the Company. In all cases, attention is given to fairness in the administration of compensation and to assuring that all employees understand the related performance evaluation and administrative process.

  The Company's compensation program for executive officers is based on the principles described above and is administered by the Compensation Committee.

  The Company's executive compensation is intended to be consistent with leading companies in the Company's industry while being contingent upon the Company's achievement of near- and long-term objectives and goals. For the year ended March 31, 2004, the principal measures the Compensation Committee looked to in evaluating the Company's progress towards these objectives and goals were growth in revenues, net profits and customer satisfaction. The Company's executive compensation is based on four components, each of which is intended to serve the overall compensation philosophy.

  Base Salary

  Base salary is targeted toward the middle to the top of the range established by comparable manufacturing companies in the People's Republic of China and Hong Kong. Base salaries are reviewed annually to ensure that the Company's salaries are competitive within the target range.

  Merit Increase

  Merit increases are designed to encourage management to perform at consistently high levels. Salaries for executives are reviewed by the Compensation Committee on an annual basis and may be increased at that time based on the Compensation Committee's agreement that the individual's overall contribution to the Company merits recognition.

  Bonuses

  Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee or exceptional Company performance. Generally, the higher the employee's level of job responsibility, the larger the portion of the individual's compensation package that may be represented by a bonus. As is customary in Hong Kong and the People's Republic of China, the range of possible bonus amounts are determined upon commencement of employment. The actual bonus amount must be approved by the Executive Chairman and the Compensation Committee in the case of executives other than the Executive Chairman and by the Compensation Committee alone in the case of the Executive Chairman. In determining the bonus element of compensation, the Compensation Committee places particular emphasis on the Company's performance against the management objectives and goals described above.

  This section is not "soliciting material," is not deemed "filed" with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

  Stock Options

  The Compensation Committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options are also used to retain executives and motivate them to improve long-term stock market performance. Stock options are granted at the prevailing market value and will only have value if the Company's stock price increases. Generally, stock option grants vest 25% per year over four years.

  The Compensation Committee determines the number of options to be granted based upon the competitive marketplace, with a particular focus on determining what level of equity incentive is necessary to retain a particular individual. Outstanding historical performance by an individual is additionally recognized through larger than normal option grants.

  Executive Chairman

  The Compensation Committee uses the same philosophy described above with respect to other executive officers in setting the compensation for the Chief Executive Officer of the Company or any of its subsidiaries.

  Compensation Committee

  Leo Paul Koulos, Chairman
  Robert A. Theleen
  Victor Yang

  Compensation Committee Interlocks and Insider Participation

  Mr. Koulos, Mr. Theleen and Mr. Yang served on the Compensation Committee in the year ended March 31, 2004. No director or executive officer of the Company serves on the compensation committee of the board of directors of any company for which Mr. Koulos, Mr. Theleen or Mr. Yang serve as executive officers or directors.

  REPORT OF THE AUDIT COMMITTEE (2)

  The Audit Committee is comprised of three outside directors, all of whom are independent under Rule 4200(a)(14) of the National Association of Securities Dealers' ("NASD") listing standards. Mr. Iain Gray served on the Audit Committee until October 17, 2003, when he resigned from the Board and the Audit Committee. On March 23, 2004, Mr. Yu was appointed to the Board and the Audit Committee and has been determined to qualify as an "audit committee financial expert." During the year ended March 31, 2001, the Board approved and adopted a written charter, which sets forth the Audit Committee's duties and responsibilities and reflects new SEC regulations and NASD rules.

  The Audit Committee has reviewed and discussed the Company's audited financial statements for the year ended March 31, 2004 with management and with the Company's independent auditors, KPMG. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. The Audit Committee has received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with KPMG their independence. The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditor's independence.

  Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited financial statements for the year ended March 31, 2004 be included in the Company's annual report on Form 20-F for the year ended March 31, 2004 for filing with the SEC.

  Audit Committee

  David Yu, Chairman
  Takaaki Ohya
  Victor Yang

  This section is not "soliciting material," is not deemed "filed" with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meetings, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board,

/s/ PETER A.J. GARDINER
Peter A.J. Gardiner
Executive Chairman of the Board

August 31, 2004

A copy of the Company's annual report on Form 20-F for the year ended March 31, 2004 filed with the SEC is available without charge upon written request to: Chief Financial Officer, Zindart Limited, Flat D, 25/F., Block 1, Tai Ping Industrial Centre, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong S.A.R., China.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: October 14, 2004	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)